Exhibit 12

Nationwide Financial Services, Inc. and Subsidiaries

Statement Regarding Computation of Earnings to Fixed Charges

(in millions)

	Years ended December 31,
	2004		2003		2002		2001		2000
Earnings:
Income from continuing operations before federal income tax expense and cumulative effect of adoption of accounting principles	$674.6		$517.8		$133.5		$568.2		$622.4
Fixed charges	1,454.7		1,487.6		1,355.9		1,300.8		1,232.4

Earnings	$2,129.3		$2,005.4		$1,489.4		$1,869.0		$1,854.8

Fixed Charges:
Interest credited to policyholder account balances	$1,352.5		$1,391.4		$1,279.1		$1,245.9		$1,183.9
Interest on debt	102.2		96.2		76.8		54.9		48.5

	$1,454.7		$1,487.6		$1,355.9		$1,300.8		$1,232.4

Ratio of earnings to fixed charges	1.5	x	1.3	x	1.1	x	1.4	x	1.5	x

Ratio of earnings to fixed charges, excluding interest credited to policyholder account balances	6.6	x	5.4	x	1.7	x	10.3	x	12.8	x